UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218
Report Date:  July 1, 2002 to September 30, 2002


In the Matter of:
Central and South West Corporation
AEP Credit, Inc.


         1. AEP Credit, Inc. (Credit) hereby files a balance sheet as of September 30, 2002, statements of income for the three and twelve-month periods ended September 30, 2002, and 2001, and notes to the financial statements as
Exhibit 1 attached hereto.

         2. AEP Credit is currently providing low-cost financing for AEP's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", allowing the receivables to be removed from AEP Credit's balance sheet. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles. At September 30, 2002, AEP Credit had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $528 million was outstanding. The bank commitment expires May 28, 2003. At September 30, 2002, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.8947%. On September 30, 2002, AEP Credit had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $50 million at a rate of 2.2218%. On September 30, 2002, the overall composite rate of funding accounts receivable purchases was 1.9235%.

         Any receivables eligible for sale on AEP Credit's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

         3. Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from July 1, 2002 through September 30, 2002 and Credit's capital structure at September 30, 2002. Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable during said period as of the end of each month.

         4. With respect to affiliated companies, Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company
(KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), Appalachian Power (AP) and Kingsport (KGP), Credit hereby certifies that the allowed returns on common equity for the period from July 1, 2002 through September 30, 2002 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. Credit hereby files as Exhibit 7 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period July 1, 2002 through September 30, 2002.

         6. Copy of the audited annual financial statements for the years ended December 31, 2001 and 2000. These are the most recent audited financial statements available. See previously filed at: CSW/AEP Credit File Number 70-7218, Exhibit 8, second quarter 2002.

         7. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

         8. Refer to CSW/AEP Credit File Number 70-7218, Exhibit 10, filed for the first quarter 2001 for the accounting system procedures and chart of accounts of Credit as maintained by American Electric Power Service Corporation (AEPSC). There have been no significant changes to the procedures or chart of accounts since that filing.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on the 13th day of November, 2002.




                           By :   /s/ Armando Pena
                                -------------------------------------------
                                   Armando Pena
                                   Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                          Transmission
Number                    Exhibit                                   Method
-------                   -------                                ------------
   1   Unaudited balance sheet as of September 30,                Electronic
       2002, unaudited statements of income for the three and twelve month periods ended September
       30, 2002 and 2001, and unaudited notes to the financial statements.

   2   Earnings coverage for the period from July 1,              Electronic
       2002 through September 30, 2002 and capital structure at September 30, 2002.

   3   Twelve month average as of the end of each month of        Electronic
       outstanding accounts receivable of affiliated companies

   4   Discount calculation for affiliated companies for the      Electronic
       three months ended September 30, 2002.

   5   Analysis of the allowed returns on common equity for       Electronic
       affiliated companies at September 30, 2002.

   6   Factoring expense savings for the affiliated companies     Electronic
       for the three months ended September 30, 2002.

   7   Any state regulatory commission decision or analysis       Electronic
       addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period July 1, 2002 through September 30, 2002.






                                                                                                    EXHIBIT 1
                                                                                                  Page 1 of 3

                                                 AEP CREDIT, INC.
                                                  BALANCE SHEET
                                             AS OF SEPTEMBER 30, 2002
                                              (Thousands, Unaudited)

                                              ASSETS
    CURRENT ASSETS:
         Accounts Receivable - Affiliated                                                  $           59,900
         Allowance For Uncollectible Accounts                                                         (16,861)
                                                                                              ----------------
             Total Accounts Receivable                                                                 43,039

         Retained Interest in Accounts Receivable Sold                                                 91,881
                                                                                              ----------------

                     Total Current Assets                                                             134,920

     OTHER ASSETS:
         Deferred Income Taxes                                                                          7,892

                  Total Assets                                                              $         142,812
                                                                                              ================

                               LIABILITIES AND STOCKHOLDER'S EQUITY
     CURRENT LIABILITIES:
         Short-Term Debt - Affiliated                                                       $          49,834
         Accounts Payable - Affiliated                                                                  3,112
         Accounts Payable - Nonaffiliated                                                              39,921
         Unearned Revenue                                                                              14,561
         Other Liabilities                                                                              4,173
                                                                                              ----------------

                  Total Current Liabilities                                                           111,601
                                                                                              ----------------

     STOCKHOLDER'S EQUITY:
         Common Stock, No Par; Authorized 1,000 Shares;
              292 Shares Issued and Outstanding                                                            1
         Additional Paid-in Capital                                                                    31,210
                                                                                              ----------------
                           Total Stockholder's Equity                                                  31,211

                  Total Liabilities and Stockholder's Equity                                $         142,812
                                                                                              ================


The accompanying notes to financial statements are an integral part of these statements.





                                                                                                                       EXHIBIT 1
                                                                                                                     Page 2 of 3

                                AEP CREDIT, INC.
                              STATEMENTS OF INCOME
                       FOR THE PERIODS ENDED SEPTEMBER 30
                             (Thousands, Unaudited)


                                                                   Three Months Ended                   Twelve Months Ended
                                                                 2002              2001               2002              2001
                                                            ---------------    --------------     --------------    --------------
REVENUES                                                  $         16,068   $        44,286    $        99,955   $       159,198

OPERATING EXPENSES:
     Interest                                                          253            15,749              9,877            70,398
     Provision for Bad Debts                                        10,748            17,324             42,929            53,025
     (Gain)/Loss on Sale of Accounts Receivable                      2,609              -                 9,718              -
     Bank Fees and Credit Line Fees                                    391             1,377              3,698             4,664
     General and Administrative                                        132               743                460             2,854
                                                            ---------------    --------------     --------------    --------------

                                                                    14,133            35,193             66,682           130,941
                                                            ---------------    --------------     --------------    --------------

OPERATING INCOME                                                     1,935             9,093             33,273            28,257
                                                            ---------------    --------------     --------------    --------------

OTHER INCOME AND (DEDUCTIONS):
     Interest Income                                                  -                 -                    13              -
     Tax Benefit of Parent Company Loss                               -                 -                    66               375
                                                            ---------------    --------------     --------------    --------------

                                                                      -                 -                    79               375
                                                            ---------------    --------------     --------------    --------------

INCOME BEFORE FEDERAL INCOME TAXES                                   1,935             9,093             33,352            28,632
                                                            ---------------    --------------     --------------    --------------

INCOME TAXES:
     Current                                                         2,643             5,166             10,900            10,593
     Deferred                                                       (1,868)            (2,004)            1,859              (742)
                                                            ---------------    --------------     --------------    --------------

                                                                       775             3,162             12,759             9,851
                                                            ---------------    --------------     --------------    --------------

NET INCOME                                                $          1,160   $         5,931    $        20,593   $        18,781
                                                            ===============    ==============     ==============    ==============





The accompanying notes to financial statements are an integral part of these statements.


                                                                 EXHIBIT 1
                                                               Page 3 of 3

                                AEP CREDIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001

1.  GENERAL:

The accompanying unaudited financial statements should be read in conjunction with the 2001 audited financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.

2.  SHORT-TERM DEBT:

         The Company is currently providing low-cost financing for American Electric Power Company's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, the Company entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", allowing the receivables to be removed from the Company's balance sheet. The Company has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles.

         At September 30, 2002, the Company had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from the Company, of which $528 million was outstanding. The bank commitment expires May 28, 2003. At September 30, 2002, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.8947%. On September 30, 2002, the Company had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $50 million at a rate of 2.2218%. On September 30, 2002, the overall composite rate of funding accounts receivable purchases was 1.9235%.

Any receivables eligible for sale on the Company's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

At September 30, 2002, the Company had:

--------------------------------------------- -----------------------------
                                                       $ Millions
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Accounts Receivables Sold                                              528
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Accounts  Receivables  Eligible for Sale and                           100
Pledged as Collateral
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Deferred  Revenue  from  Servicing  Accounts                             1
Receivables
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Gain/(Loss) on Sale of Accounts  Receivables                            (3)
(3 months)
--------------------------------------------- -----------------------------
--------------------------------------------- -----------------------------
Variable Discount Rate                                              1.9235%
--------------------------------------------- -----------------------------



                                                                                                              EXHIBIT 2


                                                    AEP CREDIT, INC.
                                                   EARNINGS COVERAGE
                                              (Thousands, except ratios)

                                                                                     2002

                                                                July                August               September
Net Income                                                           $323                 $269                     $568
Income Taxes                                                          174                  295                      306
Tax Benefit of Parent
  Company Loss                                                          -                    -                        -
Interest Expense/                                                     243                  175                      226
  Credit Line Fees
                                                           ---------------      ---------------      -------------------

Earnings                                                             $740                 $739                   $1,100
                                                           ===============      ===============      ===================

Interest Expense/                                                    $243                 $175                     $226
  Credit Line Fees

Ratio of Earnings
  To Fixed Charges                                                   3.04                 4.22                     4.87


                                                  CAPITAL STRUCTURE
                                                  SEPTEMBER 30, 2002
                                                      (Thousands)


Short-Term Debt                                                                              $     -                 0%

Intercompany Loan                                                                                49,834             62%

Common Equity                                                                                    31,211             38%

                                                                                    --------------------   -------------
Total                                                                                        $   81,045            100%
                                                                                    ====================   =============



                                            CAPITAL STRUCTURE ADJUSTED FOR
                                           ACCOUNTS RECEIVABLE SOLD TO BANKS
                                                  SEPTEMBER 30, 2002
                                                      (Thousands)

Accounts Receivable Sold to Banks                                                            $  528,000             87%

Intercompany Loan                                                                                49,834              8%

Common Equity                                                                                    31,211              5%


                                                                                     -------------------   -------------
Total                                                                                        $  609,045            100%
                                                                                    ====================   =============








                                                                                                                         EXHIBIT 3


                                AEP CREDIT, INC.
                  AVERAGE MONTHLY ACCOUNTS RECEIVABLE BALANCES
                                   (Thousands)



                                                       Twelve Months                Twelve Months                Twelve Months
                                                           Ended                        Ended                        Ended
                                                       July 31, 2002                August 31, 2002            September 30, 2002
                                                   -----------------------     -------------------------   ------------------------
           AFFILIATES
---------------------------------
AP                                                              $  62,156                     $  61,578                  $ 61,306
CSP                                                               106,576                       106,822                   107,214
IM                                                                 99,005                        98,539                    98,437
KGP                                                                 6,934                         6,879                     6,827
KP                                                                 26,590                        26,544                    26,550
OP                                                                101,188                       102,806                   104,053
PSO                                                                83,794                        78,804                    75,383
SWEPCO                                                             93,287                        91,406                    89,150
                                                   -----------------------     -------------------------   -----------------------

                                 Total Affiliates:               $579,530                      $573,378                  $568,920
                                                   =======================     =========================   =======================






                                                              EXHIBIT 4
                                                            Page 1 of 8

                         PUBLIC SERVICE COMPANY OF OKLAHOMA
                                DISCOUNT CALCULATION
                        THREE MONTHS ENDED SEPTEMBER 30, 2002




                                                               Discount
                                                             Calculation
                                                             ------------


Weighted Cost of Capital (Annualized)                           0.018982
Average Days Outstanding                                           26.74
                                                             ------------
Weighted Cost of Capital (Average
Days Outstanding)                                               0.001391
Collection Experience Factor                                    0.005970
Agency Fee Rate                                                 0.020000
                                                             ------------

Total Discount Factor                                           0.027361
                                                             ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                              1.9382%
RETAIL ROCE                                                     11.0000%
TAX RATE                                                        38.0000%
DEBT RATIO                                                      95.0000%
EQUITY RATIO                                                     5.0000%

                                                                  EXHIBIT 4
                                                                Page 2 of 8

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED SEPTEMBER 30, 2002




                                        Discount      Discount       Discount
                                       Calculation   Calculation    Calculation

                                        Arkansas      Louisiana        Texas
                                       -----------   -----------   ------------


Weighted Cost of Capital (Annualized)    0.018841      0.019038       0.021618
Average Days Outstanding                    35.73         34.45          30.56
                                       -----------   -----------   ------------
Weighted Cost of Capital (Average
Days Outstanding)                        0.001844      0.001797       0.001810
Collection Experience Factor             0.003281      0.002766       0.002986
Agency Fee Rate                          0.020000      0.020000       0.020000
                                       -----------   -----------   ------------

Total Discount Factor                    0.025125      0.024563       0.024796
                                       ===========   ===========   ============






ASSUMPTIONS

INTEREST RATE AND PUCHASE DISCOUNT        1.9382%       1.9382%        1.9382%
RETAIL ROCE                              10.7500%      11.1000%       15.7000%
TAX RATE                                 38.0000%      38.0000%       38.0000%
DEBT RATIO                               95.0000%      95.0000%       95.0000%
EQUITY RATIO                              5.0000%       5.0000%        5.0000%

                                                             EXHIBIT 4
                                                           Page 3 of 8

                         COLUMBUS SOUTHERN POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED SEPTEMBER 30, 2002




                                                              Discount
                                                            Calculation
                                                           -------------


Weighted Cost of Capital (Annualized)                          0.019801
Average Days Outstanding                                          31.93
                                                           -------------
Weighted Cost of Capital (Average
Days Outstanding)                                              0.001732
Collection Experience Factor                                   0.011117
Agency Fee Rate                                                0.020000
                                                           -------------

Total Discount Factor                                          0.032849
                                                           =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                             1.9382%
RETAIL ROCE                                                    12.4600%
TAX RATE                                                       38.0000%
DEBT RATIO                                                     95.0000%
EQUITY RATIO                                                    5.0000%

                                                              EXHIBIT 4
                                                            Page 4 of 8

                         INDIANA MICHIGAN POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED SEPTEMBER 30, 2002




                                                  Discount           Discount
                                                 Calculation       Calculation

                                                  Indiana            Michigan
                                                ------------      -------------


Weighted Cost of Capital (Annualized)              0.019543           0.020104
Average Days Outstanding                              30.36              33.99
                                                ------------      -------------
Weighted Cost of Capital (Average
Days Outstanding)                                  0.001626           0.001872
Collection Experience Factor                       0.003906           0.004176
Agency Fee Rate                                    0.020000           0.020000
                                                ------------      -------------

Total Discount Factor                              0.025532           0.026048
                                                ============      =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                 1.9382%            1.9382%
RETAIL ROCE                                        12.0000%           13.0000%
TAX RATE                                           38.0000%           38.0000%
DEBT RATIO                                         95.0000%           95.0000%
EQUITY RATIO                                        5.0000%            5.0000%

                                                           EXHIBIT 4
                                                         Page 5 of 8

                             KENTUCKY POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED SEPTEMBER 30, 2002




                                                           Discount
                                                          Calculation
                                                        -------------


Weighted Cost of Capital (Annualized)                       0.019262
Average Days Outstanding                                       34.01
                                                        -------------
Weighted Cost of Capital (Average
Days Outstanding)                                           0.001795
Collection Experience Factor                                0.006564
Agency Fee Rate                                             0.020000
                                                        -------------

Total Discount Factor                                       0.028359
                                                        =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                          1.9382%
RETAIL ROCE                                                 11.5000%
TAX RATE                                                    38.0000%
DEBT RATIO                                                  95.0000%
EQUITY RATIO                                                 5.0000%

                                                                  EXHIBIT 4
                                                                Page 6 of 8

                               OHIO POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED SEPTEMBER 30, 2002




                                                               Discount
                                                             Calculation
                                                            -------------


Weighted Cost of Capital (Annualized)                           0.019998
Average Days Outstanding                                           30.08
                                                            -------------
Weighted Cost of Capital (Average
Days Outstanding)                                               0.001648
Collection Experience Factor                                    0.005535
Agency Fee Rate                                                 0.020000
                                                            -------------

Total Discount Factor                                           0.027183
                                                            =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                              1.9382%
RETAIL ROCE                                                     12.8100%
TAX RATE                                                        38.0000%
DEBT RATIO                                                      95.0000%
EQUITY RATIO                                                     5.0000%

                                                                EXHIBIT 4
                                                              Page 7 of 8

                            APPALACHIAN POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED SEPTEMBER 30, 2002




                                                                Discount
                                                               Calculation
                                                              ------------


Weighted Cost of Capital (Annualized)                            0.018898
Average Days Outstanding                                            29.48
                                                              ------------
Weighted Cost of Capital (Average
Days Outstanding)                                                0.001527
Collection Experience Factor                                     0.003804
Agency Fee Rate                                                  0.020000
                                                              ------------

Total Discount Factor                                            0.025331
                                                              ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                               1.9382%
RETAIL ROCE                                                       10.850%
TAX RATE                                                         38.0000%
DEBT RATIO                                                       95.0000%
EQUITY RATIO                                                      5.0000%

                                                                     EXHIBIT 4
                                                                   Page 8 of 8

                                    KINGSPORT
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED SEPTEMBER 30, 2002




                                                               Discount
                                                              Calculation
                                                            -------------


Weighted Cost of Capital (Annualized)                           0.019543
Average Days Outstanding                                           29.75
                                                            -------------
Weighted Cost of Capital (Average
Days Outstanding)                                               0.001593
Collection Experience Factor                                    0.004544
Agency Fee Rate                                                 0.020000
                                                            -------------

Total Discount Factor                                           0.026137
                                                            =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                              1.9382%
RETAIL ROCE                                                     12.0000%
TAX RATE                                                        38.0000%
DEBT RATIO                                                      95.0000%
EQUITY RATIO                                                     5.0000%

                                                                     EXHIBIT 5


                                       AEP CREDIT, INC.
                               ALLOWED RETURNS ON COMMON EQUITY
                             THREE MONTHS ENDED SEPTEMBER 30, 2002

                                                             ALLOWED
                                                              RETURN
                                                           -------------

              PSO                                              11.0000%

              SWEPCO
                 - ARKANSAS                                    10.7500%
                 - LOUISIANA                                   11.1000%
                 - TEXAS                                       15.7000%

              CSP                                              12.4600%

              I&M
                - INDIANA                                      12.0000%
                - MICHIGAN                                     13.0000%

              KP                                               11.5000%

              OPC                                              12.8100%

              AP                                               10.8500%

              KPG                                              12.0000%

                                                         EXHIBIT 6




                             AEP CREDIT, INC.
                           AFFILIATED COMPANIES
                         FACTORING EXPENSE SAVINGS
                   THREE MONTHS ENDED SEPTEMBER 30, 2002
                                (Thousands)


               20%                      5%
              EQUITY                  EQUITY                    SAVINGS
           -------------            ------------             ---------------
AP                 $764                    $417                        $347

CSP               1,702                     882                         820

I&M               1,423                     743                         680

KGP                  90                      47                          43

KP                  334                     178                         156

OPC               1,577                     808                         769

PSO               1,262                     684                         578

SWEPCO            1,397                     719                         678
           -------------            ------------             ---------------

TOTAL            $8,549                  $4,478                      $4,071
           =============            ============             ===============

                                                                    EXHIBIT 7

State regulatory commission decisions or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period July 1, 2002 through September 30, 2002:

None